SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Famous Dave's of America, Inc.
 (Name of Issuer)
Common Stock, $0.01 par value
 (Title of Class of Securities)
307068106
 (CUSIP Number)
David Woodis
Blue Clay Capital Management, LLC
800 Nicollet Mall, Suite 2870
Minneapolis, MN 55402
612-200-1740

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

December 28, 2015
 (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
	10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.2%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 6,957,628 shares of the Company's common stock outstanding as of November 6, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.

CUSIP No. 307068106

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Gary S. Kohler
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
	10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.2%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 6,957,628 shares of the Company's common stock outstanding as of November 6, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.

CUSIP No. 307068106

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Brian Durst
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
	10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.2%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 6,957,628 shares of the Company's common stock outstanding as of November 6, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.

Item 1.                          Security and Issuer.

The name of the issuer is FAMOUS DAVE'S of AMERICA, INC., a Minnesota corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.                          Identity and Background.

(a), (f)                          This Schedule 13D is being filed on behalf of Blue Clay Capital Management, LLC, a Delaware limited liability company ("Blue Clay Capital"), Gary S. Kohler, a United States citizen and Brian Durst, a United States citizen.  Blue Clay Capital is the investment manager for certain private funds (together, the "Funds").  Mr. Kohler and Mr. Durst, through their roles at Blue Clay Capital exercise investment discretion over the Funds.  Blue Clay Capital, Mr. Kohler and Mr. Durst are collectively referred to herein as the "Reporting Persons".

(b)            The principal business address for the Reporting Persons is 800 Nicollet Mall, Suite 2870, Minneapolis, Minnesota 55402.

(c)            Mr. Kohler is a Founding Principal, Portfolio Manager and Chief Investment Officer of Blue Clay Capital, an investment management firm that serves as the investment manager of the Funds. Mr. Durst is a Founding Principal, the Managing Director and Senior Analyst of Blue Clay Capital.

(d)            None of Mr. Kohler or Mr. Durst have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares indirectly beneficially owned by the Reporting Persons came from working capital of the Funds.  The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $4,505,920.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.                          Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes.  The Reporting Persons have engaged in, and may, in the future, engage in, discussions with management and/or representatives of the board of directors of the Issuer regarding general management strategy.  The Reporting Persons reserve the right to be in contact with the members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.  The Reporting Persons may change the number of Shares they beneficially own, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, including subscriptions and redemptions in the Funds. Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The percentages reported owned by each person named herein are based upon 6,957,628 shares of common stock ("Shares") outstanding as of November 6, 2015, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.
As of the date hereof and following the transactions described below, the Reporting Persons may be deemed to be the beneficial owners of 429,521 Shares, constituting 6.2% of the Shares.
Blue Clay Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.
Mr. Kohler has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.
Mr. Durst has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.
This Schedule 13D is being amended to reflect that neither Blue Clay Capital Master Fund Ltd. nor Blue Clay Capital Partners Co I LP beneficially own greater than 5% of the Issuer's Shares.
The Reporting Persons have not transacted in the Shares since the most recent filing of their Schedule 13D.
Adam Wright, a member of Blue Clay Capital, has entered into an agreement effective December 28, 2015, (the "Agreement") with Blue Clay Capital and its two other members, Mr. Kohler and Mr. Durst, whereby Mr. Wright agrees and acknowledges that as of December 28, 2015, Mr. Wright will have no involvement in Blue Clay Capital's provision of investment advisory services to the Funds, including with respect to the Issuer.  In connection with the foregoing, Mr. Wright agrees and acknowledges that he shall not discuss or seek to discuss any aspect of Blue Clay Capital Management's provision of investment advisory services to the Funds.
As a result of entering into the Agreement, Mr. Wright is no longer deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons as of December 28, 2015.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7.	Material to be Filed as Exhibits.
None.

Signature
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

BLUE CLAY CAPITAL MANAGEMENT, LLC

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

BLUE CLAY CAPITAL MASTER FUND LTD.

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Director

BLUE CLAY CAPITAL PARTNERS CO I LP
By: Blue Clay Capital Management, LLC, Its General Partner

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Brian Durst
Brian Durst

/s/ Adam Wright
Adam Wright